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DeFi Technologies Subsidiary Valour Launches Polkadot Exchange Traded Product

New exchange product ("ETP"), Valour Polkadot (DOT) SEK, will enable institutions and individuals to invest in the DOT token as easily as buying shares from their bank or broker

Trading in Valour Polkadot (DOT) SEK began May 31, 2021 on Nordic Growth Market stock exchange

TORONTO, June 1, 2021 /CNW/ - Valour Structured Products Inc. ("Valour"), a subsidiary of DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJ.F) (OTC: DEFTF) and issuer of investment products focused on digital assets, has launched its Polkadot ETP (VALOUR POLKADOT (DOT) SEK - CH1114178770) on the Nordic Growth Market (NGM) stock exchange. The Valour Polkadot ETP enables investors to gain exposure to DOT, the native token of the Polkadot protocol, simply and securely, via their bank or broker.

Polkadot is a next generation blockchain protocol that enables interoperability and scalability for multiple blockchains. An open-source project founded by the Web3 Foundation, Polkadot's native token, DOT, carries out three essential functions: providing governance for the network, operating the network via staking, and supporting the creation of parachains, specialized blockchains that connect to Polkadot.

Polkadot is among the top ten cryptocurrencies in the world by market capitalization1, currently at USD $19.7 billion.

By gaining exposure to digital assets via Valour, investors of DeFi Technologies benefit from the standardisation, risk reduction and operational efficiency of a centrally-cleared product listed on a regulated stock exchange. For each exchange traded product of Valour that is bought and sold on the stock exchange, Valour purchases or sells the equivalent amount of the underlying digital assets, meaning the products are fully backed at all times.

1         Coinmarketcap.comas at 31 May 2021

"We're thrilled to be the first to bring a Polkadot ETP to the Nordics," said Valour CEO Diana Biggs. "This is a particularly exciting time for the Polkadot protocol with the upcoming launch of its parachain functionality, providing increased scalability and finalizing its core build. Our launch of Valour DOT SEK is a direct response to increased demand from both retail and institutional investors for access to further innovative blockchain protocols via our ETPs," she added.

"Amazing to see another successful launch by the team. With Polkadot we have now listed our second DeFi pure play ETN in May," said Wouter Witvoet, CEO of DeFi Technologies. "Polkadot has some of the smartest people behind the project, including the co-founder of Ethereum, Thiel Fellows, and artificial intelligence experts. The potential for Polkadot to make it easier than ever to create and connect decentralized applications, services, and institutions is an exciting prospect for the larger DeFi ecosystem."

DeFi Technologies also announces that it has engaged Native Ads Inc. to execute a comprehensive digital media marketing campaign for the Company. This programmatic digital advertising campaign will run for a 12-month period at a cost of approximately C$312,500, and is to include content creation, web development, media buying and distribution, advertising creative development, campaign reporting and optimization.

About Valour Polkadot (DOT) SEK
Valour Polkadot (DOT) SEK (ISIN: CH1114178770) is a fully-hedged, passive investment product with Polkadot's native token, DOT, as its underlying asset. The new Valour Polkadot ETP, available in Swedish krona, is traded on the Nordic Growth Market (NGM), a regulated stock exchange based in Stockholm, Sweden, under local ticker VALOUR POLKADOT SEK. Available for purchase via banks or brokers in the same way as any other security, the ETP removes the mystery, complexity and costs of DOT investment and custody that have thus far impeded mainstream adoption of digital assets and decentralised finance.

About Valour
Valour Structured Products Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

About DeFi Technologies
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit https://defi.tech/.

About Native Ads Inc.
Native Ads is a full-service ad agency that owns and operates a proprietary ad exchange with over 80 integrated SSPs (supply-side platforms) resulting in daily access to three to seven billion North American ad impressions.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies of business opportunities; the offering and trading of Polkadot ETP on the NGM; the engagement of Native Ads and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information:
Investor Relations:
Dave Gentry, RedChip Companies Inc.,
1-800-RED-CHIP (733-2447), 407-491-4498,
Dave@redchip.com;

Public Relations:
Veronica Welch,
VEW Media,
ronnie@vewpr.com

CO: DeFi Technologies, Inc. CNW 07:30e 01-JUN-21